UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

February 12, 2018

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Silk Invest New Horizons Frontier Fund
Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed December 18, 2017 for the purpose of forming a new series, the Silk Invest New Horizons Frontier Fund.

(1)	Comment: Please provide a completed Fee Table and Example one week prior to effectiveness.

Response: The Fee Table and Example will appear in the effective prospectus as shown in Exhibit A.

(2)	Comment: Confirm that the fee waiver/expense reimbursement reflected in footnote 2 to the Fee Table will be in effect for at least one year from the date of effectiveness.

Response: We so confirm.

(3)	Comment: Add a brief statement to the Principal Investment Strategy explaining the strategy for determining what frontier stocks are bought or sold.

Response: We have added the following statement to the principal investment strategy:

The Adviser makes investment decisions, predominantly within a defined country universe and liquidity parameters, based on a combination of qualitative and quantitative factors, including macroeconomic factors (such as the overall economy and industry conditions) and company-specific factors (such as management quality). The Adviser may sell securities which no longer meet its investment criteria, to secure gains, limit losses or redeploy assets to more promising opportunities.

(4)	Comment: The Principal Investment Strategy includes a list of countries that the Adviser considers to be frontier markets. The staff suggests inserting the word “currently” before “considers”.

Response: We have inserted the word “currently” as suggested.

(5)	Comment: The staff suggests bolding the second sentence of Frontier Markets Risk.

Response: We have bolded the following sentence as suggested:

Frontier market countries generally have smaller economies or less developed capital markets than traditional emerging market countries and, as a result, the risks of investing in emerging market countries are magnified in frontier market countries.

(6)	Comment: Emerging Markets Risks is included in Principal Investment Risks, so please discuss in Principal Investment Strategy.

Response: We have added the following disclosure following the first sentence of the first paragraph in the Principal Investment Strategy section:

“Frontier markets” are a subset of “emerging markets,” representing countries that generally have smaller economies or less developed capital markets than traditional emerging market countries.

Additionally, we have moved the paragraph “The Adviser may make adjustments to the list of frontier market countries from time to time based on economic criteria, market changes, or other factors.” to follow the bulleted list, and we have added the following sentence to that paragraph:

The Fund may invest a portion of its assets in investments that are economically tied to traditional emerging market countries.

(7)	Comment: Emerging Markets Risks includes this sentence: “Emerging market securities also tend to be less liquid.” Add this sentence to Frontier Markets Risks as frontier markets securities are less liquid than emerging markets securities.

Response: We have added “Frontier market securities also tend to be less liquid” to Frontier Markets Risks.

(8)	Comment: The staff had the following comments regarding the Performance section of the prospectus:

a.	The Fund cannot show performance of the Predecessor Fund until after the merger (except as noted below) so please delete the performance or revise the language to remove the future tense.

b.	The performance should not refer to the Predecessor Fund because after the merger, the performance history will be the performance history of the new Fund.

c.	The staff will allow the prospectus to become effective and include performance before the merger only if the Registrant represents in writing that we will not use the prospectus to solicit sales prior to the time the merger is effective.

Response: We have replaced the Performance section with the following statement:

Performance information will be available after the Fund completes a full calendar year of operation.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:    Mr. David Carson, President, Unified Series Trust

                  Mr. Don Mendelsohn, Esq., Thompson Hine LLP

EXHIBIT A

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Institutional	Service
Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a percentage of amount redeemed within 180 days of purchase)	2.00%	2.00%
Service Fee (for shares redeemed by wire)	$15.00	$15.00
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.35%	1.35%
Distribution (12b-1) Fees	NONE	NONE
Other Expenses(3)
Shareholder Servicing Fee	NONE	0.15%
Additional Other Expenses	0.54%	0.54%

Total Other Expenses	0.54%	0.69%

Acquired Fund Fees and Expenses(1) (3)	0.01%	0.01%
Total Annual Fund Operating Expenses(2)	1.90%	2.05%
Fee Waiver(2)(3)	(0.15)%	(0.15)%

Total Annual Fund Operating Expenses After Fee Waiver	1.75%	1.90	%(2)

(1)	Acquired Fund Fees and Expenses (“AFFE”) are fees and expenses incurred by the Fund in connection with its investments in other investment companies. Total Annual Fund Operating Expenses shown will not correlate to the Fund’s ratio of expenses to average net assets appearing in the Financial Highlights table, which does not include AFFE.
(2)	The adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that that the Trustees agree have not been incurred in the ordinary course of the Fund’s business, do not exceed 1.74% and 1.89% of the Fund’s average daily net assets for Institutional Class and Service Class shares, respectively through October 31, 2019. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each fee waiver and expense reimbursement is subject to repayment by the Fund in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the expense limitation in effect at the time of the expense payment or the reimbursement.
(3)	Estimated for the initial fiscal period.

Example. The following example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Institutional Class	$178	$582
Service Class	$193	$628